UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Precision Castparts Corp.
(Exact name of registrant as specified in its charter)

Oregon	1-10348	93-0460598
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

4650 SW Macadam Ave., Suite 400 Portland, OR		97239-4262
(Address of principal executive offices)		(Zip Code)
Ruth A. Beyer, telephone: (503) 946-4800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Precision Castparts Corp. and its consolidated subsidiaries (the ”Company “) took due diligence measures including but not limited to a survey of its suppliers to determine a) whether the supplier had provided materials or products containing tungsten, tantalum, tin or gold in 2014, b) if so, whether the tungsten, tantalum, tin or gold was sourced solely from scrap or recycled sources, and c) whether the materials or products supplied in 2014, other than those solely from scrap or recycled sources, originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). The Company made good faith efforts to obtain the requested data and to reasonably verify information provided. Further description of the inquiry and diligence efforts undertaken is contained in the Conflict Mineral Report filed as Exhibit 1.01 hereto.

Based on its reasonable country of origin inquiry, the Company has concluded in good faith that:

1.	Certain products manufactured by the Company in 2014 contained tungsten, tantalum, tin or gold that is necessary to the functionality of the products.

2.
The Company is currently unable to determine whether some of tungsten, tantalum, tin or gold that is necessary to the functionality of its products originated in the Covered Countries and is not from scrap or recycled sources.

Item 1.02 Exhibit
A Conflict Minerals Report describing the Company’s efforts to determine country of origin is filed as Exhibit 1.01 hereto and is publicly available at www.precast.com.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PRECISION CASTPARTS CORP. (Registrant)

By:	/s/ Shawn R. Hagel Date: May 28, 2015

Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer